August 12, 2019

Brian John
Chief Executive Officer
CBD Brands, Inc.
725 N. Hwy A1A, Suite C-106
Jupiter, FL 33477

       Re: CBD Brands, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed July 29, 2019
           File No. 024-11021

Dear Mr. John:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2019 letter.

Form 1-A/A Filed July 29, 2019

Exhibits

1. Please file an updated consent from your auditors in an amendment to your filing.
General

2. We note your disclosure that you have completed lab testing for CBD solubility infusing clear, colorless, odorless, and 99.5% pure CBD isolated with three different FDA approved sun care actives and that you believe your product will decrease skin irritation and reduced inflammation associated with exposure to the sun. Please revise to include a more specific discussion of the effects of governmental regulations on your business, including a discussion of the regulation of the FDA on your products. Please revise your
 Brian John
CBD Brands, Inc.
August 12, 2019
Page 2
         disclosure to clarify whether you will be seeking FDA approval for your products and consider appropriate risk factor disclosures.
       You may contact Tracie Mariner (Staff Accountant) at (202) 551-3744 or Terence
O'Brien (Accounting Branch Chief) at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff
Attorney) at (202) 551-3345 or Asia Timmons-Pierce (Special Counsel) at (202) 551-3754 with any other questions.



                                                             Sincerely,
FirstName LastNameBrian John
                                                             Division of
Corporation Finance
Comapany NameCBD Brands, Inc.
                                                             Office of
Manufacturing and
August 12, 2019 Page 2                                       Construction
FirstName LastName